UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
_________________________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: 1-10006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Frozen Food Express Industries, Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Frozen Food Express Industries, Inc.
1145 Empire Central Place
Dallas, Texas 75247

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the Savings Plan for
Employees of Frozen Food Express Industries, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.     An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan, as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 11, 12 and 13, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Savings Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Waters, Vollmering & Associates, LLP

Waters, Vollmering & Associates, LLP
Mansfield, Texas
June 22, 2010

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2009 and 2008
(Amounts in thousands)

	2009	2008
Investments (at fair value)	$17,636	$19,656
Participant notes receivable	1,323	1,447
Employer contributions receivable	6	37
Employee contributions receivable	196	267
Other	110	105
Total investments	19,271	21,512

Less:
Benefits payable	2,534	4,012

Net assets reflecting all investments at fair value	16,737	17,500
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	65	321
Net assets available for plan benefits	$16,802	$17,821

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2009, 2008 and 2007
(Amounts in thousands)

	2009	2008	2007
Investment income:
Dividend income	$285	$709	$959
Interest income	82	113	125
	367	822	1,084

Administration expense	(43)	(44)	(96)
Realized gain (loss)	(686)	(390)	2,680
Net unrealized depreciation in market value of investments	(350)	(4,213)	(6,295)
Employee contributions	1,470	1,988	2,271
Employer contributions	53	254	556
	444	(2,405)	(884)

Decrease in fair market value of plan benefits payable to participants	(1,830)	(5,870)	(6,440)
Net decrease	(1,019)	(7,453)	(6,240)
Net assets available for plan benefits at beginning of year	17,821	25,274	31,514
Net assets available for plan benefits at end of year	$16,802	$17,821	$25,274

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009
(Amounts in thousands)

1.           Description of the Savings Plan

The Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Savings Plan") is a defined contribution plan covering substantially all employees of Frozen Food Express Industries, Inc. ("FFEX") and its wholly-owned subsidiaries (the "Employer"). The Savings Plan is designed to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") and to allow employees the option of investing in common stock of FFEX or in other investment funds designated by the Savings Plan committee (the "Savings Committee"). Participants should refer to the Savings Plan agreement for a more complete description of the Savings Plan's provisions.

Contributions - Participants may elect to contribute to the Savings Plan through periodic payroll deductions, subject to limits defined by the Savings Plan. Participants may also make a rollover contribution from other qualified plans or rollover IRA. Generally, for eligible participants, the Company matches contributions at 50 cents for each pre-tax dollar contributed up to the first 4% of eligible pay.

Employee contributions, excluding rollovers, amounted to $1,391, $1,917 and $2,137 in 2009, 2008 and 2007, respectively.  In addition, Employer cash contributions to the Savings Plan amounted to $53, $254 and $556 in 2009, 2008 and 2007, respectively.

Eligibility - An employee who completes 90 days of employment with the employer may enter the Savings Plan on the first business day of the month thereafter.

Participants' Accounts - Each participant account is credited with the participant's contributions and an allocation of (a) the employer's contributions, and (b) plan earnings. Allocations of plan earnings are based on participants' account balances, allocations of employers' contributions are based on participants' quarterly contributions.

Participant Notes Receivable - Participants may borrow from their fund accounts in an amount not to exceed the lesser of $50,000 or 50% of the Participant's vested account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Notes Receivable. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate as determined by the Savings Committee. The interest rates charged for loans made in 2009, 2008 and 2007 ranged from 4.25% to 9.25%. Principal and interest payments are due in substantially level amortized payments, payable not less than quarterly, through payroll deductions.

Vesting - Upon termination of employment, participants are entitled to receive 100% of their own contributions and any earnings thereon. Participants' benefits from Employer contributions begin to vest upon two years of credited service and vest 100% upon six years of credited service as defined by the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investment Options - During each of the three years ending December 31, 2009, participants could direct employee contributions in any of ten investment options, as follows:

•
Stable Value Fund - The fund invests in assets whose principal value remains stable regardless of stock and bond market fluctuations. The Savings Committee has selected the ABN AMRO Income Plus D Fund as the investment vehicle for this fund.

•
Intermediate Bond Fund - The fund invests in fixed-income securities including corporate bonds, U.S. government securities, mortgage-related securities, and money-market instruments. The Savings Committee has selected the PIMCO Total Return Institutional Fund as the investment vehicle for this fund.

•
Mixed Investment Fund - The fund may invest a large portion of its assets in common stock and convertible securities. Prospective dividends and earnings are major considerations in these purchases. The Savings Committee has selected the Principal Investors Lifetime Preferred Funds as the investment vehicle for these funds.

•
Stock Index Fund - The fund attempts to replicate the aggregate return and risk of the Standard & Poor's 500 index. The fund will purchase all, or a representative sample of all the stocks held in the S&P 500 index. The Savings Committee has selected the Principal Global Investors S&P 500 Index Fund and the Principal Trust Company S&P 500 Index Fund as the investment vehicle for this fund.

•
Large Cap Growth Stock Fund - The fund seeks capital appreciation by investing primarily in securities that are expected by the fund to grow at an above average rate. The Savings Committee has selected the Columbus Circle LargeCap Growth R5 Fund as the investment vehicle for this fund.

•
Large Cap Value Stock Fund - This fund seeks capital appreciation by investing in large companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Van Kampen Growth and Income A Fund as the investment vehicle for this fund.

•
Small Growth Stock Fund - The fund invests primarily in common stocks of companies whose earnings are growing at an accelerating rate.  The Savings Committee has elected the UBS/Emerald/Essex Small Cap Growth II and AllianceBernstein/CCI Small-cap Fund as the investment vehicle for this fund.

•
Small Cap Value Stock Fund - The fund seeks capital growth by investing in small-sized companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Delaware Small Cap Value A Fund as the investment vehicle for this fund.

•
International Stock Fund - The fund invests primarily in stocks and debt securities of companies and governments outside the United States. The Savings Committee has selected the Artio International Equity A Fund as the investment vehicle for this fund.

•	Frozen Food Express Industries, Inc. Common Stock Fund – the fund invests in the common stock of FFEX.

Administration - The Savings Plan is administered by a committee appointed by the Board of Directors of FFEX. Administrative expenses not paid by FFEX are paid by the Savings Plan.  During 2009, 2008, and 2007 FFEX paid administrative expenses of $138, $74, and $31 respectively.

Termination of the Plan - While the employer has not expressed any intent to discontinue its contributions, employers are free to discontinue contributions and FFEX may terminate the Savings Plan at any time. If terminated, net assets of the Savings Plan would be distributed to participants and beneficiaries as prescribed by the terms of the Savings Plan, in accordance with ERISA. Upon termination of the Savings Plan, participants' accounts become 100% vested.

Forfeited accounts - During 2009, 2008 and 2007, employer expenses were reduced by $29, $39 and $123, respectively, from forfeited non-vested accounts.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.           Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Savings Plan are prepared under the accrual method of accounting.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual outcomes may vary from these estimates.

Valuation of investments – Investments are valued based on the quoted market price on the last day of the year or on contract value (Note 7).  The difference between current market value and cost of the investment is reflected in the statement of changes in net assets available for plan benefits by investment fund as net unrealized appreciation or depreciation in market value of investments.  Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates.  Following is a description of the valuation methodologies used for assets measured at fair value.

Frozen Food Express Industries, Inc. Common Stock – Frozen Food Express Industries, Inc common stock is valued at the closing price reported on the Nasdaq Stock Market’s Global Select market.

Mutual Funds – Mutual Funds are investment vehicles stated at fair value based on quoted market prices reported by the Trustee.

Participant Loans – Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

Risks and Uncertainties – The plan utilizes various investment instruments, including mutual funds, money market funds, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported on the financial statements.

Purchases, Sales and Dividend Income – Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.           Net Asset Values

The following table presents the net asset values of each investment fund as of December 31, 2009 and 2008:

	2009	2008
Frozen Food Express Industries, Inc. Common Stock, 1,164,577 shares and 1,180,580 shares, respectively.	$3,014	$5,140
ABN AMRO Income Plus D Fund, 457,161 shares and 604,798 shares, respectively.	3,229	3,631
PIMCO Total Return Institutional Fund, 225,571 and 206,159 shares, respectively.	1,829	1,839
Principal Global Investors:
Lifetime Income, 9,869 shares and 14,060 shares, respectively.	76	53
Lifetime 2050, 2,021 shares and 5,498 shares, respectively.	20	37
Lifetime 2040, 34,352 shares and 30,149 shares, respectively.	318	211
Lifetime 2030, 86,044 shares and 87,457shares, respectively.	855	641
Lifetime 2020, 92,593 shares and 94,253 shares, respectively.	943	661
Lifetime 2010, 43,367 shares and 50,550 shares, respectively.	423	346
Principal Trust Company S&P 500 Index Fund, 239,177 shares.	-	584
Principal Global Investors S&P 500 Index R5 Fund, 131,040 shares.	766	-
Columbus Circle LargeCap Growth R5 Fund, 109,513 shares and 113,166 shares, respectively.	693	537
Van Kampen Growth & Income A Fund, 76,960 shares and 75,812 shares, respectively.	1,162	877
Artio International Equity A Fund, 46,865 shares and 51,822 shares, respectively.	1,078	1,000
UBS/Emerald/Essex SmallCap Growth II R5 Fund, 88,441shares.	-	398
AllianceBernstein/CCI SmallCap Growth I R5 Fund, 69,434 shares.	510
Delaware Small Cap Value A Fund, 20,809 shares and 21,352 shares, respectively.	563	419
	$15,479	$16,374

During 2009, the Savings Plan's investments changed in value by $895 as follows:

Depreciated/ (Appreciated)
Frozen Food Express Industries, Inc. Common Stock	$2,126
Other Funds	(1,231)
$895

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During 2009, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value by $1,036 as follows:

Depreciated/ (Appreciated)
Frozen Food Express Industries, Inc. Common Stock Fund	$2,791
Other Funds	(1,755)
$1,036

4.           Income Tax Status

The Savings Plan obtained its latest determination letter on January 8, 2008, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The plan has been amended since receiving the determination letter.  However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been reflected in the Savings Plan's financial statements.

5.             Plan Amendment

On April 1, 2009, the Company suspended the matching contribution.

On February 25, 2009, the plan was amended to (i) provide for discretionary matching contributions as determined from time to time by the Company and (ii) reflect provision of Treasury Regulations under Section 415 of the Internal Revenue Code, as amended that are effective for the Plan Years beginning on and after January 1, 2008.

 6.           Fair Value Measurements

FASB Accounting Standard Codification Topic 820-10, formerly, Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (SFAS 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described below:

•	Level 1 - quoted market prices in active markets for identical assets or liabilities
•
Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of December 31 2009, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Investments in Registered Investment Companies	$10,752	$-	$-	$10,752
Frozen Food Express Industries, Inc. Common Stock	3,843	-	-	3,843
ABN AMRO Income Plus Stable Value Fund	-	3,041	-	3,041
Participant Loans	-	-	1,323	1,323
Total	$14,595	$3,041	$1,323	$18,959

The Savings Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies are valued using quoted market prices, as all have active markets.
•	The Frozen Food Express Industries, Inc. Common Stock and is valued using the quoted market prices on the Nasdaq Stock Market’s Global Select Market under the symbol: FFEX.
•
The ABN AMBRO Income Plus Stable Value Fund invests in guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions as well as debt or equity securities. In this fund, GICs are wrapper contracts used to mitigate the risk that the interest crediting rate does not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal of accrued interest.

•	Participant loans are valued at their outstanding balances, which approximates fair value.

Below is a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

Balance as of January 1, 2009	$1,447
Issuances, repayments, and settlements, net	(124)
Balance as of December 31, 2009	$1,323

7.           Investment Contract with Insurance Company

In 2007, the Plan entered into a benefit-responsive investment contract with ABN AMBRO Income Plus Stable Value Fund.  The Fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and enters into wrapper contracts with underlying securities to create synthetic GICs.  The contract is included in the financial statements at contract value as reported to the plan by ABN AMBRO.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

Contract value, as reported to the Plan by ABN AMBRO, represents principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2009 and 2008 was $ 65 and $321, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the Plan’s ability to transact at contract value with ABN AMBRO.  These events include termination of participating plans, or a material adverse change to the provision of participating plans.  The plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are occurring.

Certain events are permitted for the issuer to initiate contract terminations.  These events include the uncured loss of a participating plan’s tax qualified status, uncured material breaches of wrap contract by the Fund, or material and adverse changes to the provisions of the Fund.

	2009	2008
Average Yields:
Ratio of year-end market value yield to investments (at fair value)	2.85%	4.88%
Ratio of year-end crediting rate to investments (at fair value)	2.37%	4.57%

8.           New Accounting Pronouncements

Codification and the Hierarchy of Generally Accepted Accounting Principles.  Effective July 1, 2009, the company adopted the financial Accounting Standards Board (“FASB”) Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“ASC 105”), (formerly SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles).  This standard establishes only two levels of US GAAP, authoritative and non-authoritative.  The FASB Accounting Standard Codification (the “Codification”) became the source of authoritative, nongovernmental US GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative US GAAP for SEC registrants.  All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative.  The Plan began using the new guidelines and numbering system prescribed by the Codification when referring to US GAAP in the third quarter of fiscal year 2009.  As the Codification was not intended to change or alter existing US GAAP, it did not have any impact on the Plan’s financial statements.

Subsequent Events.  In May 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Codification Topic No 855, Subsequent Events.  This guidance established general  standard for accounting for and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  The guidance is effective for interim and annual financial periods ending after June 15, 2009 and was adopted with no material effect on the Plan’s Statements of Net Assets Available for Plan Benefits or Statements of Changes in Net Assets Available for Plan Benefits.  Applicable disclosures have been provided in Note 9 below.

Fair Value Measurements.  In September 2009, the FASB issued authoritative guidance requiring additional disclosures regarding the inputs and valuation techniques used to measure fair value.  The guidance also requires that the Plan disclose debt and equity securities by major category, on a more disaggregated basis than previously been required.  The adoption did not materially impact the Plan’s financial statements.

Refer to Note 6, “Fair Value Measurements”, for further information related to ASC Topic 820.

9.           Subsequent Events

The Plan has evaluated subsequent events after the Statement of Net Assets date of December 31, 2009.  The Plan is not aware of any subsequent events that would require recognition or disclosure in the consolidated financial statements.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2009
(Amounts in thousands)

	(a) Identity of Issue	(b) Description of Investment (shares)	(c) Cost		(d) Current Fair Value
*	Frozen Food Express Industries, Inc. Common Stock	1,165		$5,372	$3,843
	ABN AMRO Income Plus D Fund	457		2,882	3,042
	PIMCO Total Return Institutional Fund	226		2,394	2,436
	Principal Global Investors:
	Lifetime Income	10		108	97
	Lifetime 2050	2		20	20
	Lifetime 2040	34		387	354
	Lifetime 2030	86		999	879
	Lifetime 2020	93		1,096	958
	Lifetime 2010	43		494	435
	Principal Trust Company S&P 500 Index Fund	131		991	1,029
	Columbus Circle LargeCap Growth R5 Fund	110		835	765
	Van Kampen Growth & Income A Fund	77		1,440	1,330
	Artio International Equity A Fund	47		1,643	1,292
	AllianceBernstein/CCI Small-cap Fund	69		525	543
	Delaware Small Cap Value A Fund	21		681	613
				19,867	17,636
	Loans to Participants	Interest bearing notes at 4.25%-9.25%	$	N/A	$1,323

*    Party-in-interest to the Savings Plan

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN THE YEAR)

December 31, 2009
(Dollars in thousands)

(a) Identity of Issue	(b) Description of Investment (shares)	(c) Cost	(d) Proceeds
Frozen Food Express Industries, Inc. Common Stock Fund	201,805	$953,665	$687,165

* These are total shares sold within the plan year, not necessarily just those shares acquired and disposed within the plan year.

All other investment assets that were both acquired and disposed of during the plan year were interests issued by a company registered under the Investment Company Act of 1940.  Therefore, these transactions are excluded from this schedule in accordance with the Specific Instructions for Form 5500.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2009
(Dollars in thousands)

		Purchases
(a) Identity of Party Involved	(b) Description	Shares/Units	(g) Cost	(h) Market Value	(i) Net Gain or (Loss)
Frozen Food Express Industries, Inc. *	Common Stock	185,796	$616	$613	$(3)
ABN AMRO	Stable Value	155,679	1,046	1,058	12
PIMCO	Intermediate Bond	91,272	971	986	15
Principal	Lifetime Income	5,009	43	49	6
Principal	Lifetime 2050	2,758	22	27	5
Principal	Lifetime 2040	15,864	135	164	29
Principal	Lifetime 2030	29,594	246	302	56
Principal	Lifetime 2020	32,811	283	340	57
Principal	Lifetime 2010	11,626	100	117	17
Principal	Stock Index	39,209	142	186	44
Principal	Stock Index R5	133,186	1,007	931	(76)
Columbus Circle	Large-cap Growth	30,729	179	215	36
Van Kampen	Large-cap Value	16,543	230	286	56
UBS/Emerald	Small-cap Growth	21,987	114	142	28
AllianceBernstein/CCI	Small-cap Value	69,707	527	545	18
Delaware	Small-cap Value	4,917	109	145	36
Artio	International Stock	11,134	262	307	45

*    Party-in-interest to the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC 401(k) SAVINGS PLAN

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frozen Food Express Industries, Inc.
401(k) Savings Plan

Date: June 28, 2010	/s/ Stoney M. Stubbs, Jr.
Name: Stoney M. Stubbs, Jr. Title: Chairman of Savings Plan Committee